CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
2.75% Medium-Term Notes, Series D Due January 14, 2013	$500,000,000	$35,650

(1)	Excludes accrued interest, if any.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Prudential Financial, Inc.’s Registration Statement on Form S-3 (Nos. 333-157848, 333-157848-01, 333-157848-02).

Filed pursuant to Rule 424(b)(3)

Registration Statement Nos. 333-157848

333-157848-01

333-157848-02

Pricing Supplement No. 5, dated January 11, 2010,

to the Prospectus, dated March 11, 2009, and

the Prospectus Supplement, dated March 11, 2009.

$500,000,000

PRUDENTIAL FINANCIAL, INC.

2.75% MEDIUM-TERM NOTES, SERIES D

DUE JANUARY 14, 2013

The notes being purchased have the following terms:

UNDERWRITER AND PRINCIPAL AMOUNT:

Banc of America Securities LLC	$116,666,000
Deutsche Bank Securities Inc.	$116,666,000
UBS Securities LLC	$116,668,000
BNP Paribas Securities Corp.	$41,666,000
Daiwa Securities America Inc.	$41,666,000
RBS Securities Inc.	$41,668,000
Blaylock Robert Van, LLC	$8,333,000
CastleOak Securities, L.P.	$8,333,000
Muriel Siebert & Co., Inc.	$8,334,000

TOTAL	$500,000,000

STATED MATURITY: January 14, 2013

SPECIFIED CURRENCY: U.S. dollars

principal: U.S. dollars

interest: U.S. dollars

exchange rate agent: Not applicable

TRADE DATE: January 11, 2010

ORIGINAL ISSUE DATE: January 14, 2010

ORIGINAL ISSUE PRICE: 99.863%

UNDERWRITERS’ COMMISSION: 0.225%

NET PROCEEDS TO PRUDENTIAL FINANCIAL, INC.: 99.638% or $498,190,000

AMORTIZING NOTE: Not applicable

ORIGINAL ISSUE DISCOUNT NOTE: Not applicable

EXTENDIBLE NOTE: Not applicable

FORM OF NOTE:

global form only: Yes

non-global form available:

CUSIP NO.: 74432QBK0

REDEMPTION AND REPAYMENT: Not applicable

INTEREST RATE IS FIXED: Yes

Annual Rate: 2.75%

INTEREST RATE IS FLOATING: NO

Base Rate:

Base Rate Source:

Initial Interest Rate:

Spread, if any:

Spread Multiplier, if any

Interest Reset Dates:

Interest Payment Dates:

Record Dates:

Index Maturity:

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

INTEREST PAYMENT DATES: Semi-annually on January 14 and July 14 of each year, commencing on July 14, 2010 and ending on the Stated Maturity

REPORTS AND EVENTS OF DEFAULT:

The indenture, to the extent relating to the notes offered hereunder and under Pricing Supplement No. 6, dated January 11, 2010, certain notes previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial, Inc. may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial, Inc. has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial, Inc. may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial, Inc.’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial, Inc.’s obligations under the notes offered hereunder will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For certain other outstanding series of notes of Prudential Financial, Inc., acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial, Inc.’s failure to file documents or reports with the trustee.

DEFEASANCE APPLIES AS FOLLOWS:

full defeasance—i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor:    Yes

covenant defeasance—i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor:    Yes

Recent Legislative Developments Potentially Affecting Taxation of the Notes Held by or through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally require the withholding of tax at a rate of 30 percent on interest paid with respect to debt securities and the gross proceeds of a disposition of debt securities paid to a foreign financial institution, as defined in the legislation, unless the institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of the institution (which would include certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally require the withholding of tax at a rate of 30 percent on interest paid with respect to debt securities and the gross proceeds of a disposition of debt securities paid to a non-financial foreign entity unless the entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of debt securities might be eligible for refunds or credits of such taxes. Prudential Financial, Inc. will not be required to pay additional amounts with respect to any taxes withheld from payments on the notes as a result of the enactment and implementation of the proposed or similar legislation. As currently drafted, the legislation is proposed to be effective for amounts paid after December 31, 2012, and will not apply to payments made with respect to obligations outstanding on the date that is two years after the enactment of the legislation. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the notes offered hereunder.

Concurrent Offering

Concurrent with this offering of notes, we are also offering $750 million aggregate principal amount of 3.875% Medium-Term Notes, Series D, due January 14, 2015.

Use of Proceeds

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including making loans to our affiliates and repaying at maturity a portion of a $1 billion borrowing by The Prudential Insurance Company of America from The Federal Home Loan Bank of New York, which matures on June 4, 2010 and carries a floating rate of interest based on LIBOR.

Supplemental Plan of Distribution

Prudential Financial, Inc. estimates that the total offering expenses, excluding underwriting discounts and commissions paid to the underwriters, will be approximately $150,000.

Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DSA, DSA will pay to SMBCSI a mutually agreed-upon fee.

BofA Merrill Lynch	Deutsche Bank Securities	UBS Investment Bank

BNP PARIBAS	Daiwa Securities America Inc.	RBS

Blaylock Robert Van, LLC	CastleOak Securities, L.P.	Siebert Capital Markets